EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

The following is a list of subsidiaries of the company as of February 28, 2018, omitting subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

Name	Incorporation	Doing Business as

Helen of Troy Limited	Barbados	Same Name

Helen of Troy Comercial Offshore de Macau Limitada	Macau	Same Name

Helen of Troy L.P.	Texas Limited Partnership	Same Name, Helen of Troy and Belson Products

Idelle Labs, Ltd.	Texas Limited Partnership	Same Name

OXO International Ltd.	Texas Limited Partnership	Same Name

HOT (UK) Limited	United Kingdom	Same Name, HOT UK and OXO Goodgrips

Steel Technologies, LLC	Oregon	Same Name and Hydro Flask

Kaz, Inc.	New York	Same Name

Kaz USA, Inc.	Massachusetts	Same Name

Pur Water Purification Products, Inc.	Nevada	Same Name

Kaz Europe Sàrl	Switzerland	Same Name

Helen of Troy Texas Corporation	Texas	Same Name